SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2020
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional ("CSN" or "Company") informs its shareholders and the market in general that, at a meeting held on September 18, 2020, the Company's board of directors approved the new business plan of its subsidiary CSN Mineração SA ("CMIN"), in light of expansion projects to fully exploit the potential of its reserves and resources.

Accordingly, the Company authorized its directors to take the necessary measures to carry out an initial public offering of shares issued by CMIN, with the objective of financing part of CMIN's business plan and create value to shareholders.

The Company updated its Reference Form with the approved business plan making it available on the CVM website at http: //www.cvm.gov.br/ and on the Company's website at http://ri.csn.com.br/.

The Company will keep its shareholders and the market informed of any relevant updates in relation to the matters dealt with here through its usual channels for the disclosure of periodic and occasional information, namely, the CVM website (www.cvm.gov.br), B3 (www.b3.com.br) and the Company (http://ri.csn.com.br/).

This material fact is for information purposes only, under the terms of the legislation and regulations in force, and should not, under any circumstances, be considered and / or interpreted as, nor constituting, an investment recommendation or an offer to sell, or a solicitation or an offer to buy any securities in Brazil, the United States of America or any other jurisdiction.

São Paulo, September 21, 2020.

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 21, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.